UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number: 000-19914
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE RESTATED COTT USA 401(K) SAVINGS & RETIREMENT PLAN
Cott USA Corp.
4211 W. Boy Scout Blvd.
Suite # 290
Tampa, Florida 33607
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COTT CORPORATION

207 Queen’s Quay West Suite 340 Toronto, Ontario, Canada M5J 1A7	4211 W. Boy Scout Blvd. Suite # 290 Tampa, Florida 33607

The Restated Cott USA 401(k) Savings & Retirement Plan
Index

		Page(s)

Report of Independent Registered Certified Public Accounting Firm		1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2006 and 2005		2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2006 and 2005		3

Notes to Financial Statements		4 — 9

Supplemental Schedules

Schedule I:	Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) December 31, 2006	10

Schedule II:	Schedule H, Line 4(j) — Schedule of Reportable Transactions December 31, 2006	11

Schedule III:	Schedule H, Line 4(i) — Schedule of Assets (Acquired and Disposed of Within the Plan Year) December 31, 2006	12

Schedule IV:	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible December 31, 2006	13

Schedule V:	Schedule of Leases in Default or Classified as Uncollectible December 31, 2006	14

Schedule VI:	Schedule of Non-Exempt Transactions December 31, 2006	15

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of
The Restated Cott USA 401(k) Savings & Retirement Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Tampa, Florida
June 22, 2007

The Restated Cott USA 401(k) Savings & Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Noninterest bearing cash	$132,659	$—
Investments, at fair value	33,789,877	29,336,254
Due from brokers	32,021	1,757

	33,954,557	29,338,011

Contributions receivable
Participant	—	203,209
Employer	52,300	197,922

	52,300	401,131

Liabilities
Due to broker	162,739	1,861
Excess contributions payable to participants	57,182	56,005

Net assets available for benefits at fair value	33,786,936	29,681,276

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	60,562	130,234

Net assets available for benefits	$33,847,498	$29,811,510

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to
Participant contributions	$2,916,681	$2,987,320
Employer contributions	1,940,849	1,958,688
Rollover contributions	226,314	379,241
Transfer of assets	375,559	—
Interest and dividend income	1,135,006	775,007
Net appreciation in fair value of investments	1,687,255	108,749

Total additions	8,281,664	6,209,005

Deductions from net assets attributed to
Benefits paid to participants	4,034,684	3,280,369
Administrative costs	210,992	135,125

Total deductions	4,245,676	3,415,494

Net increase	4,035,988	2,793,511
Net assets available for benefits
Beginning of year	29,811,510	27,017,999

End of year	$33,847,498	$29,811,510

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed six months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2006 and 2005, Wachovia Retirement Services Company (“Wachovia”) served as the trustee and custodian.

Contributions

Participation in the Plan is voluntary. Effective July 1, 2005 active participants can contribute up to 30% (from 15%) of earnings, to a maximum of $15,000 for 2006 and $14,000 for 2005 to the Plan in the form of basic contributions. Contributions in excess of those allowed by Internal Revenue Code Section 401(k)(3) are reflected as excess participant contributions. The Company matches the employee contributions dollar for dollar up to 5% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% per year. A participant is 100% vested after 5 years of credited service. Due to the plant closure and plan termination of Metro Beverage Co., Inc. 401(k) Savings Plan (“Metro 401(k)”) and Cardinal 401(k) Plan (“Cardinal 401(k)”), all participants within the Plans became immediately vested in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon.

Investment Options

Prior to June 30, 2006, the plan provided participants with nine diverse mutual funds, a collective investment trust fund and Cott Corporation Common Stock, as investment options in which to invest their contributions. Effective June 30, 2006, the Plan provides participants with eleven diverse mutual funds, two collective investment trust funds and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

Transfer of Assets

Effective January 3, 2006, all participants in Cardinal 401(k) had their balances transferred to the Plan. The fair value of the Cardinal 401(k) net assets at the time of the transfer was $215,602. Effective December 18, 2006, all participants in Metro 401(k) had their balances transferred to the Plan. The fair value of the Metro 401(k) net assets at the time of the transfer was $159,957.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefits paid to participants, which are recorded when paid.

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual funds and two collective investment trust funds managed by Wachovia Securities as of December 31, 2006. Effective June 30, 2006, the collective investment trust fund managed by Gartmore Trust Company was liquidated and all proceeds from liquidation were invested in collective investment trust funds managed by Wachovia Securities. Each account is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if no sales price exists, at the closing bid price. Participant loans are recorded at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust as well as the investment in the collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the December 31, 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments. The December 31, 2005 plans were retroactively restated to conform with the standard.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

Participant Accounts

Participant accounts are credited with units by investment fund for participant contributions, employer contributions, fund transfers and loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by fund multiplied by the appropriate unit values on the valuation date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Company. Additionally, participant returns are reported net of investment management fees and other administrative expense.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of plan termination.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2005, that the Plan is qualified, and that the trust established under the plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts for 2006 and 2005 were $147,645 and $120,844, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and administrative expenses.

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Collective Investment Trust

The Wachovia Diversified Stable Value Fund (the “Value Fund”), Wachovia Equity Index Trust Fund (the “Equity Index”), offered to participants of the Plan, are collective investment trust funds managed by Wachovia Securities. The Gartmore Morley Stable Value Fund investment fund (the “Morley Stable Value”), offered to participants of the Plan, is a collective investment trust fund managed by Gartmore Trust Company. The Value Fund and Morley Stable Value consist of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The Equity Index consists of a diversified portfolio of high quality equity investments. Income is accrued daily and reinvested in the Fund. The accrual of income is reflected in the Fund’s unit price which is priced daily and is not held constant.

Effective June 30, 2006, Gartmore Morley Stable Value Fund investment fund was liquidated and all proceeds from the liquidation were invested in the Wachovia Diversified Stable Value Fund.

7.	Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $210,992 and $135,125 for the years ended December 31, 2006 and 2005, respectively. These fees qualify as party-in-interest transactions.

The Plan investments include shares of Cott Corporation Common Stock and Participant Loans. These transactions qualify as party-in-interest transactions. Certain Plan investments are managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, the Wachovia Diversified Stable Value Fund and Wachovia Equity Index Trust Fund qualify as party-in-interest transactions. The Evergreen Core Bond Fund and Evergreen International Equity Fund are mutual funds managed by subsidiaries of Wachovia; therefore, they qualify as party-in-interest transactions.

8.	Investments

The following tables present the Plan’s investments that represent 5% or more of the Plan’s assets as of December 31, 2006 and 2005.

	2006	2005

American Balanced Fund	$4,734,787	$4,271,394
American Funds Growth Fund of America	10,028,524	9,232,122
Cott Corporation Common Stock	—	1,585,130
Evergreen Core Bond Fund	2,246,870	2,212,244
Fidelity Advisor Mid Cap Fund	—	1,511,981
Gartmore Morley Stable Value Fund	—	5,737,766
Thornburg Core Growth Fund	1,857,385	—
Wachovia Diversified Stable Value Fund	7,027,535	—

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,687,255 and $108,749, respectively, as follows:

	2006	2005

Collective Investment Trust Fund	$303,863	$169,413
Common Stock	(58,823)	(1,123,558)
Mutual Funds	1,442,215	1,062,894

	$1,687,255	$108,749

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$33,847,498	$29,811,510
Less: Current year employer contributions receivable	(52,300)	(197,922)
Current year participant contributions receivable	—	(203,209)
Plus: Current year excess contributions payable to participants	57,182	56,005

Net assets available for benefits per Form 5500	$33,852,380	$29,466,384

The following is a reconciliation of additions per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Participant contributions per the financial statements	$2,916,681	$2,987,320
Plus: Prior year participant contribution receivable	203,209	159,730
Plus: Current year excess contributions payable to participants per financial statement	57,182	56,005
Less: Current year participant contribution receivable	—	(203,209)

Participant contributions per Form 5500	$3,177,072	$2,999,846

Employer contributions per the financial statements	$1,940,849	$1,958,688
Plus: Prior year employer contribution receivable	197,922	228,074
Less: Current year employer contribution receivable	(52,300)	(197,922)

Employer contributions per Form 5500	$2,086,471	$1,988,840

The Restated Cott USA 401(k) Savings & Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005

10.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2006	Schedule I

Identity of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost	Value

American Balanced Fund	Mutual Fund	$—	$4,734,787
American Funds Growth Fund of America	Mutual Fund	—	10,028,524
Columbia Large Cap Value	Mutual Fund	—	174,684
Columbia Small Cap Value II	Mutual Fund	—	129,947
Davis New York Venture Fund	Mutual Fund	—	1,190,025
Evergreen Core Bond Fund *	Mutual Fund	—	2,246,870
Evergreen International Equity *	Mutual Fund	—	1,245,095
Fidelity Advisor Small Cap Fund	Mutual Fund	—	1,012,405
Franklin Strategic Income Fund	Mutual Fund	—	23,290
Goldman Sachs Mid Cap Value Fund	Mutual Fund	—	987,294
Thornburg Core Growth	Mutual Fund	—	1,857,385
Wachovia Diversified Stable Value Fund*	Collective Investment Trust Fund	—	7,088,097
Wachovia Equity Index Trust Fund*	Collective Investment Trust Fund	—	401,791
Cott Corporation*	Common Stock	—	1,394,109
Participant Loans*	Interest rates of 5% to 10.5%	—	1,336,136

		$—	$33,850,439

*	Party-in-interest defined by ERISA.
See accompanying Report of Independent Registered Certified Public Accounting Firm

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year Ended December 31, 2006	Schedule II

The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule H, Line 4(i) — Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Year Ended December 31, 2006	Schedule III

The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Year Ended December 31, 2006	Schedule IV

The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule of Leases in Default or Classified as Uncollectible

Year Ended December 31, 2006	Schedule V

The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule of Non-Exempt Transactions

Year Ended December 31, 2006	Schedule VI

The Plan executed no transactions as defined.
See accompanying Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Restated Cott USA 401(k) Savings & Retirement Plan
By:	/s/ Sher Zaman
Sher Zaman
Director of Human Resources, Cott Corporation

June 29, 2007